

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 2, 2016

<u>Via E-mail</u>
William Tsu-Cheng Yu
Chief Executive Officer
Prime Acquisition Corp.
No. 322, Zhongshan East Road
Hebi Province, 050011
People's Republic of China

> **Re: Prime Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed August 10, 2016**
> **File No. 333-212397**

Dear Mr. Yu:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comments 2 and 3. Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. With respect to those shares being offered by broker-dealers for resale, we note that you are not eligible to conduct a primary at-the-market offering; thus, please revise your disclosure to clarify that the offering of those shares by broker-dealers will be made at a fixed price. The prospectus must also state that such broker-dealers are underwriters.

2.   With respect to the resale of securities by an affiliate of a broker-dealer, please disclose whether such securities were purchased in the ordinary course of business and whether at the time of the purchase of the securities to be resold, the seller had any agreement or

understanding, directly or indirectly, with any person to distribute the securities. We may have further comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Legal Branch Chief
Office of Real Estate and
Commodities

Cc: Mitchell S. Nussbaum
       Loeb & Loeb LLP